EXHIBIT 99


                                  Risk Factors

         You should consider the following risks carefully in evaluating us and our business before making an investment decision. The risks described below are not the only risks we face. Additional risks may also impair our business operations. If any of the following risks occur, our business, results of operations or financial condition could be materially adversely affected. If that happens, the trading price of our common stock could decline, and you may lose all or part of your investment.

We have discontinued the operations of our wholly owned subsidiary and liquidated most of its assets.

         On January 22, 2002, we announced that our wholly owned subsidiary, Kolar, Inc., had terminated its operations at its facility located in Ithaca, New York and began the process to liquidate all of its assets through an auction of its fixed assets and the private sale of its real estate. On February 21, 2002, Kolar sold a substantial portion of its machinery and equipment at an auction conducted by Daley-Hodkin Corporation at Kolar's main facility in Ithaca, New York. Accordingly,

         o        We no longer have revenue attributed from Kolar.
         o        We are now a company just operating in a single market.

We do not have sufficient resources available to repay our indebtedness in full and there can be no assurance that arrangements will be made either to restructure the terms of the indebtedness or to find replacement capital.

         We have an agreement with JP Morgan Chase and GE Capital CFE, Inc. (as assignee of Mellon Bank) providing a line of credit through June 30, 2002. The line of credit is secured by substantially all of our assets and Kolar's assets. As of March 31, 2002, there was an outstanding balance of $1,700,000 on this line of credit.

         On October 9, 1997, we, as a co-borrower with Kolar, and as guarantor, incurred significant indebtedness to facilitate the acquisition by us of the assets of Kolar Machine, Inc. (now known as Ralok, Inc.). At that time, we, along with Kolar entered into a term loan agreement with JP Morgan Chase and Mellon Bank in the amount of $9,400,000. As of March 31, 2002, the outstanding balance on this loan was $1,189,717, with proceeds from the auction sale being used to reduce the principal. The loan matures on June 30, 2002 and is collateralized by all of our assets and Kolar's assets. The Mellon Bank portion of the loan has been assigned to GE Capital CFE, Inc.

         In 1997, Kolar entered into a mortgage loan agreement with JP Morgan Chase in the original principal amount of $975,000. The principal amount has been reduced by periodic payments and also by the application of the proceeds of sale of certain of the properties subject to it and was approximately $285,000 as of March 31, 2002. This loan is payable in monthly installments of $9,487, including interest at 8.3% per annum, and matures on October 31, 2007. We are a guarantor of the mortgage debt. Amortization of the current principal amount of the loan at its present monthly rate will retire it prior to its scheduled maturity date.

         Additionally, we, along with Kolar, entered into a purchase money note agreement with Ralok in the amount of $4,000,000. The note issued under this agreement is also due on June 30, 2002 and is secured by a security interest on all of our assets and Kolar's assets that is subordinate to the security interest of the bank lenders. The note is currently convertible, at Ralok's option, into 333,334 shares of our common stock. Pursuant to the terms of the subordination agreement between the bank lenders and Ralok, Ralok is presently prohibited from receiving current payments of interest on its note.

         The auction of Kolar's machinery and equipment and the sale of its real estate were intended to provide funds to pay certain the debt owed to bank lenders. However, the proceeds of the sales were not sufficient to provide for payment in full. We are not in compliance with certain of the financial covenants in our agreements with the bank lenders and have also borrowed more under a line of credit than is permitted by those agreements. We are presently negotiating with the bank lenders and Ralok to restructure and extend the terms of the indebtedness described above and to obtain waivers of our current defaults. If satisfactory terms are not agreed upon, all of the indebtedness, including the mortgage indebtedness, will be due on June 30, 2002. At present, we do not have the resources available to repay such indebtedness in full and would be required to find substitute sources. There can be no assurance that arrangements will be made either to restructure the terms of the indebtedness or to find replacement capital.

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Our credit agreement contains restrictive covenants which may adversely affect
us.

         Our credit agreement contains (and the amendments we are currently negotiating may contain) restrictive covenants which, among other things, restrict us from:

         o        incurring additional indebtedness;
         o        incurring liens;
         o        paying dividends;
         o making certain other restricted payments or investments; o consummating certain asset sales;
         o        entering into certain transactions with affiliates; and
         o        merging or consolidating with another entity.

The credit agreement also requires us to maintain specified financial ratios and satisfy certain financial tests. Our ability to meet such financial ratios and tests may be affected by events beyond our control. We cannot assure that we will meet such tests. A breach of any of these covenants could result in an event of default under the credit agreement. If such an event of default occurs, the lenders could accelerate our indebtedness to them under the credit agreement. We cannot assure you that our assets would be sufficient to repay our indebtedness in full.


We have been forced to take significant write-offs and may be forced to do so again in the future.

         We account for our long-term contracts using the "percentage of completion" method. Under this method, we recognize revenues as costs are incurred under our contracts, measured by the percentage of actual costs incurred to date against estimated total costs. Under our commercial contracts, we do not receive cash payments until our products are shipped to our customers. Accordingly, we may recognize revenues even though we have not received any actual payment. We therefore bear the risk that one of our contracts will be terminated after we have expended substantial sums of money on production but prior to our delivery. In 2000, we were forced to take a write-off of approximately $301,377 due to such a cancellation. We did not take a write-off for 2001, however, we cannot assure you that this will not happen again to us in the future. If we are forced to take another substantial write-off, our results of operations will be materially adversely affected.

The market we operate in is highly competitive.

         We derive all of our sales and operating income from the services and parts we provide to our customers in the aviation industry. The aviation industry has historically been characterized by intense competition. We compete with a large number of foreign and domestic manufacturing companies including Northrop Grumman Corporation, Aeronca, Inc., Shin-Meiwa and other subcontractors throughout the world. Many of these companies have far greater financial and other resources and more established reputations than we do. We cannot assure you that our services and products will successfully compete with the services and products of these companies. Competitive factors that effect our business include:

         o        price and quality;
         o        development and production capabilities;
         o        customer service; and
         o        industry experience.

If we are unable to compete effectively in several of these areas, our financial condition and results of operations will be adversely affected.

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We may be unable to retain personnel who are key to our operations.

         Our success is dependent, among other things, on our ability to attract and retain highly qualified professional personnel. Competition for key personnel in the various localities and business segments in which we operate is intense. Our ability to attract and retain key personnel, in particular senior officers and experienced and top rate engineers, is dependent on a number of factors, including prevailing market conditions and compensation packages offered by companies competing for the same talent, who may offer compensation packages that include considerable equity based incentives through stock option or similar programs.

Our results could be adversely affected by the potential loss or delay of our government contracts.

         Our business consisted of 91.6% and 75.7% of U.S. Government contracts in 2001 and 2000, respectively. As a Government contractor, we are routinely subject to audits, reviews and investigations by the Government related to our negotiation and performance of Government contracts and our accounting for such contracts. Under certain circumstances, a contractor can be suspended or debarred from eligibility for Government contract awards. The Government may, in certain cases, also terminate existing contracts, recover damages and impose other sanctions and penalties. The loss of any of our significant contracts with the Government could have a materially adverse effect on us. Recent U.S. budget constraints, combined with a shift in the nation's security objectives, have resulted in a downsizing of the U.S. defense industry.

We depend on a limited number of customers.

         We are heavily dependent on government contracts. The termination or failure to fund one or more significant contracts could have a negative impact on our operations. We are a supplier, either directly or as a subcontractor or team member, to the U.S. Government and its agencies as well as foreign governments and agencies. These contracts are subject to each customers' political and budgetary constraints, changes in short-range and long-range plans, the timing of contract awards, the congressional budget authorization and appropriation processes, the government's ability to terminate contracts for convenience or for default, as well as other risks such as contractor debarment in the event of certain violations of legal and regulatory requirements.


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If we are unable to successfully compete in the bidding process for U.S.
Government contracts, our results of operations will suffer.


         We obtain many of our U.S. Government contracts through a competitive bidding process. We cannot assure you that we will win competitively awarded contracts or that awarded contracts will be profitable. We are also subject to risks associated with:

         o the frequent need to bid on programs in advance of the completion of their designs, which may result in unforeseen technological difficulties or cost overruns;

         o the substantial time and effort required to prepare bids and proposals for competitively awarded contracts that may not be awarded to us;

         o        rapid technological obsolescence; and

         o        the constant need for design improvement.


We must continue to be innovative and adapt our products to the changing needs of our customers.

         We are dependent upon our ability to anticipate changing needs for defense products, military and civilian electronic systems and support, and information technology. Our success is dependent on designing new products which will respond to such requirements within customers' price limitations. If we are unable to provide our customers with new and innovative products, our business and operations may be materially adversely affected.

We are subject to strict governmental regulations relating to the environment and aircraft components.

         We are required to comply with extensive and frequently changing environmental regulations at the federal, state and local levels. Among other things, these regulatory bodies impose restrictions to control air, soil and water pollution to protect against occupational exposure to chemicals, including health and safety risks, and to require notification or reporting of the storage, use and release of certain hazardous substances into the environment. This extensive regulatory framework imposes significant compliance burdens and risks on us and, as a result, substantially affects our operational costs. In addition, these regulations may impose liability for the cost of removal or remediation of certain hazardous substances released on or in our facilities without regard to whether we knew of, or caused, the release of such substances. Furthermore, we are required to provide a place of employment that is free from recognized and preventable hazards are likely to cause serious physical harm to employees, provide notice to employees regarding the presence of hazardous chemicals and to train employees in the use of such substances. Our operations require the use of a limited amount of chemicals and other materials for painting and cleaning that are classified under applicable laws as hazardous chemicals and substances. While we believe that we are in substantial compliance with all federal, state and local laws and regulations governing our operations and have obtained all necessary permits required for the operation of our business, there can be no assurance we will be able to comply with all regulations and laws in the future.


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         We are also subject to regulation by the FAA under the provisions of the Federal Aviation Act of 1958, as amended. The FAA prescribes standards and licensing requirements for aircraft and aircraft components. The costs of compliance with these requirements are significant. We are subject to inspections by the FAA and may be subjected to fines and other penalties (including orders to cease production) for noncompliance with FAA regulations. The failure on our part to comply with applicable regulations could result in the termination or our disqualification from some of our contracts, which could have a material adverse effect on our operations.

If the contracts associated with our backlog were terminated, our financial condition would be adversely affected.

         Our backlog and bookings are subject to fluctuations and are not necessarily indicative of future revenues. Our backlog is subject to termination at will and rescheduling without a significant penalty. We cannot assure you that our backlog will be completed and booked as revenue. Cancellations of pending contracts or terminations or reductions of contracts in progress could have a material adverse effect on our business, financial condition or results of operations.


We currently do not plan to pay cash dividends on our shares.

         We have never declared or paid any cash dividends on our common stock, nor do we intend on doing so in the future. The payment of dividends, if any, in the future is within the discretion of our Board of Directors and will depend upon our earnings, capital requirements and financial condition as well as other relevant factors. In addition, our credit agreement with Chase Manhattan Bank and Mellon Bank provide that we may not declare or pay dividends on our common stock so long as any amounts are owing to the lenders.

We are currently occupying our executive offices and production facilities on a month-to-month basis.

         Our lease for our executive offices and production facilities expired on March 31, 2001 and we are currently occupying this space on a month-to-month basis. Our landlord may, at any time, request that we vacate the space on very short notice. If our landlord asked us to vacate, our business operations would be disrupted and we may not find suitable space at our current base current.


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